

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

March 23, 2007

Via U.S. Mail and facsimile at 212.323.4070

Robert Zack, Esq.
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11ᵗʰ Floor
New York, New York 10281

Re: Take Two Interactive Software, Inc. (the "Company")
Schedule 13D filed March 7, 2007
Schedule 13D/A filed March 16, 2007
Filed by OppenheimerFunds, Inc. et al.
SEC File No. 005-52733

Dear Mr. Zack:

        We have reviewed your filings and have the following comments. If you
disagree, we will consider your explanation as to why one or more of our comments may
be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. After reviewing your response, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable requirements, and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Please
feel welcome to call us at the telephone number listed at the end of this letter.

Schedule 13D

1.   We note the cover page indicates that Sunday, March 4, 2007 was the date of the
        event which created the obligation for this Schedule 13D to be filed. Advise us of
        why this date was selected as the date of event that required filing. The disclosure
        that later indicates, "A written agreement (the "Agreement") was entered into as
        of March 4, 2007 by OppenheimerFunds, Inc." does not properly communicate
        that date on which the Group was formed. In drafting the response to this
        comment, please specifically address the purpose of the "as of" language.

2.   We note that a total of 17,730,046 Take Two shares were identified as being shares in which Oppenheimer shared voting power. Advise us of the name(s) of the party or parties with whom Oppenheimer shares voting power. To the extent that Oppenheimer believes it automatically shares voting power over these shares with the other members of Group by virtue of its membership in the Group alone, provide us with a brief legal analysis explaining how this conclusion was reached.

3.   Provide us with the same analysis that will be provided in response to prior comment number 2 except with respect to the shares over which Oppenheimer is viewed as having shared dispositive power.

4.   Please reconcile for us why the amount of shares over which Oppenheimer is viewed to have shared dispositive power is approximately 150,000 shares more than the number of shares for which it has shared voting power.

5.   Rule 13d-5(b) of Regulation 13D indicates the persons who form a Group are deemed to beneficially own all equity securities of that issuer beneficially owned by other members of the Group. In addition, Section 13(d)(3) of the Securities Exchange Act of 1934 as that provision indicates the Group is deemed a person for purposes of that subsection. In view of the foregoing sources of authority, explain to us how the aggregate amount of shares reported as being beneficially owned in item 11 of the cover page was calculated. In addition, explain to us why Oppenheimer apparently concluded the amount of shares it beneficially owned in the aggregate should not reflect the total amount of shares over which the Group is deemed to have beneficial ownership.

Schedule 13D/A

Item 4. Purpose of Transaction

6.   We note the Group is receiving assistance in how to act by written consent. Advise us, with a view toward revised disclosure, of the percentage of share voting power needed to approve action by written consent for the actions sought to be undertaken. To the extent that this share percentage exceeds the amount of shares over which the Group has reported beneficial ownership, advise us:

   •   Why those additional shares have not been reported as being beneficially owned;

   •   Whether the Group obtained consents from other security holders via a consent solicitation, and, if so, the exception in Rule 14a-2 upon which the Group relied to obtain those consents; and

- The legal basis upon which the other entities, funds, natural persons or security holders who provided those consents have not been identified as being members of the Group. For example, expressly address how Oppenheimer Quest Opportunity Value Fund has concluded that it does not have participation in the Group notwithstanding its delegation of voting and dispositive power in the shares it owns to a Group member.

Item 5

7.   The disclosure indicates each of the Reporting Persons expressly declares that the filing shall not be construed as an admission and that any person beneficially owns the securities of another member of the Group. The ability to disclaim beneficial ownership under Rule 13d-4 is not absolute. See In the Matter of the Coca-Cola Company, Order Instituting Proceedings and Imposing Remedial Sanction, Exchange Act Release No. 13655, 1977. Please revise this filing as appropriate.

8.   Item 5(c) requires disclosure of any transaction in the class of securities that was completed within sixty days of the date of the Schedule 13D filing. Transactions other than purchases and sales of the class of securities upon which beneficial ownership has been reported also need to be disclosed. For example, advise us whether or not Oppenheimer has entered into or terminated share lending agreements with third parties with respect to shares in the class of securities for which the beneficial ownership report has been filed. To the extent that any share lending agreements have been entered into or terminated during the referenced sixty day period, it appears that a disclosure obligation exists. Please provide us, with a view toward disclosure, with an itemization of any share lending activity that falls within our interpretation of the scope of this item.

* * * *

Closing Comments

Please furnish a cover letter with your responses to our comments and provides any requested supplemental information. Please electronically submit the response letter on EDGAR together with any amendments that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

▪ the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed investment decision with respect to securities of the Company.

Please direct any questions to me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and
Acquisitions